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                                                               Exhibit 5.1


                                                February 11, 1998

Respironics, Inc.
1501 Ardmore Boulevard
Pittsburgh, PA  15221

       Re: Registration Statement No. 333-43703; Post Effective Amendment No. 1 on Form S-8 to Form S-4 for Healthdyne Technologies, Inc. 1996 Stock Option Plan, Healthdyne Technologies, Inc. Stock Option Plan, Healthdyne Technologies, Inc. Non-Employee Director Stock Option Plan, and Healthdyne Technologies, Inc. Stock Option Plan II
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Ladies and Gentlemen:

          We have acted as counsel to Respironics, Inc., a Delaware corporation (the "Company"), in connection with the above-captioned Registration Statement (the "Registration Statement") relating to up to 1,500,000 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock") which may be purchased pursuant to stock options granted under the Healthdyne Technologies, Inc. 1996 Stock Option Plan, the Healthdyne Technologies, Inc. Stock Option Plan, the Healthdyne Technologies, Inc. Non-Employee Director Stock Option Plan and the Healthdyne Technologies, Inc. Stock Option Plan II (the "Plans") assumed by the Corporation in connection with the merger of RIGA, Inc., a wholly owned subsidiary of the Corporation, with and into Healthdyne Technologies, Inc. The Plans provide that either authorized but unissued or treasury shares of Common Stock may be issued upon the exercise of stock options granted under the Plans. In rendering our opinion below, we have assumed that any previously issued shares reacquired by the Company and delivered under the Plan will have been duly authorized, validly issued and fully paid at the time of their original issuance.

          In connection with this opinion, we have examined, among other things:

          (1) the Amended and Restated Certificate of Incorporation of the Company;

          (2) the Agreement and Plan of Reorganization by and among Respironics, Inc., RIGA, Inc., and Healthdyne Technologies, Inc. and the related Agreement and Plan of Merger both dated as of November 10, 1997, as amended, pursuant to which the Company assumed the stock options granted under the Plans and authorized the issuance of shares pursuant to the exercise of such options; and

          (3) the Plans together with forms of option agreements evidencing the options granted.

          Based upon the foregoing and upon an examination of such other documents, corporate proceedings, statutes, decisions and questions of law as we considered necessary in order to enable us to furnish this opinion, and subject to the assumption set forth above, we are pleased to advise you that in our opinion the 1,500,000 shares of Common Stock being registered and which may be issued by the Company pursuant to the provisions of the Plans upon the exercise of stock options granted under the Plans have been duly authorized, and upon such issuance in accordance with the provisions of the Plans such shares will be validly issued, fully paid and nonassessable.

          In rendering the foregoing opinion, we have not examined the laws of any jurisdiction other than the laws of the Commonwealth of Pennsylvania, the General Corporate Laws of the State of Delaware and the federal laws of the United States of America and the foregoing opinion is limited to such laws.

          We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the use of our name in the Prospectus under the caption "Legal Opinion."

                                     Yours truly,

                                     /s/ Reed Smith Shaw & McClay LLP

RKM:JGA